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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             Stake Technology Ltd.
                             ---------------------
                                (Name of Issuer)

                           Common Stock, no par value
                         ------------------------------
                         (Title of Class of Securities)

                                  852559 10 3
                                 --------------
                                 (CUSIP Number)

                               September 21, 2001
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 852559 10 3                 13G                     PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Christopher J. Anderson
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Minnesota
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        1,329,356
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        1,329,356
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With:                   0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,329,356
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        4.0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------


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                                                               PAGE 3 OF 5 PAGES


ITEM 1.

         (a)      NAME OF ISSUER:  STAKE TECHNOLOGY LTD.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  2838 HIGHWAY 7, NORVAL, ONTARIO CANADA L0P 1K0

ITEM 2.

         (a)      NAME OF PERSON FILING:  CHRISTOPHER J. ANDERSON

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  C/O NORTHERN FOOD & DAIRY, INC.,
                  4601 COUNTY ROAD 13 NE, ALEXANDRIA, MN  56308

         (c)      CITIZENSHIP:  MINNESOTA

         (d)      TITLE OF CLASS OF SECURITIES:  COMMON STOCK, NO PAR VALUE

         (e)      CUSIP NUMBER:     852559 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:


         (a)      [ ]  Broker or Dealer registered under Section 15 of the Act.

         (b)      [ ]  Bank as defined in Section 3(a)(6) of the Act.

         (c)      [ ]  Insurance Company as defined in Section 3(a)(19) of the
                       Act.

         (d)      [ ]  Investment Company registered under Section 8 of the
                       Investment Company Act of 1940.

         (e)      [ ]  Investment Adviser in accordance with
                       Section 240.13d-1(b)(1)(ii)(E).

         (f)      [ ]  Employee Benefit Plan or Endowment Fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ]  Parent Holding Company, in accordance with Section
                       240.13d-1(b)(ii)(G) (Note:  See Item 7).

         (h)      [ ]  Savings Association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

         (i)      [ ]  Church Plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)      [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


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                                                               PAGE 4 OF 5 PAGES

ITEM 4.           OWNERSHIP:

                  (a) Amount beneficially owned: AS OF SEPTEMBER 21, 2001, MR. ANDERSON HOLDS 1,228,356 SHARES OF THE ISSUER'S COMMON STOCK AND HOLDS OPTIONS AND WARRANTS EXERCISABLE WITHIN 60 DAYS OF SEPTEMBER 21, 2001 FOR THE PURCHASE OF 101,000 SHARES OF COMMON STOCK OF THE ISSUER.

                  (b) Percent of Class: 4.0% BASED ON 32,923,203 SHARES OF COMMON STOCK OUTSTANDING AS OF AUGUST 7, 2001 AS REPORTED IN THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001 AND ASSUMING EXERCISE OF ALL 101,000 OPTIONS AND WARRANTS HELD BY MR. ANDERSON EXERCISABLE WITHIN 60 DAYS OF SEPTEMBER 21, 2001.

                  (c) The Reporting Person has the power to vote or dispose of the shares as follows:

                      (i) Sole power to vote or direct the vote:  1,329,356
                          (INCLUDING OPTIONS AND WARRANTS TO PURCHASE 101,000 SHARES)

                     (ii) Shared power to vote or direct the vote:  0

                    (iii) Sole power to dispose or direct the disposition:
                          1,329,356 (INCLUDING OPTIONS AND WARRANTS TO PURCHASE 101,000 SHARES)

                     (iv) Shared power to dispose or direct the disposition:  0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  NOT APPLICABLE

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  NOT APPLICABLE

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  NOT APPLICABLE



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                                                               PAGE 5 OF 5 PAGES

ITEM 10. CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 4, 2001                  /s/  Christopher J. Anderson
                                       -----------------------------------------
                                            Christopher J. Anderson